UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Care Investment Trust Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

141657106

(CUSIP Number)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, NY 10022

(212) 847-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

David K. Boston, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

October 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 141657106	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 5,708,149
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 5,708,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,708,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.17%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 141657106	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 5,708,149
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 5,708,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,708,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.17%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 141657106	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 5,708,149
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 5,708,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,708,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.17%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 7 Pages

This statement amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the U.S. Securities and Exchange Commission (the “SEC”) on May 19, 2008 (the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Care Investment Trust Inc., a Maryland corporation (the “Company”), and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) through 5(d) are hereby amended and restated in their entirety as set forth below.

(a) As of the close of business on October 24, 2008, the Reporting Persons each beneficially own 5,708,149 shares of Common Stock, representing approximately 27.17% of the shares of Common Stock outstanding. The percentages used herein are based upon 21,011,831 shares of Common Stock reported to be outstanding as of August 13, 2008 by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, filed with the SEC on August 14, 2008.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) As the investment manager to the Funds, the Investment Manager has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 5,708,149 shares of Common Stock held by the Funds, constituting approximately 27.17% of such class of securities;

(ii) As the general partner of the Investment Manager, IMGP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 5,708,149 shares of Common Stock held by the Funds, constituting approximately 27.17% of such class of securities; and

(iii) As the senior managing member of IMGP, Mr. Tananbaum has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 5,708,149 shares of Common Stock held by the Funds, constituting approximately 27.17% of such class of securities.

Page 6 of 7 Pages

(c) The following table sets forth certain information with respect to all transactions in the Common Stock effected during the past 60 days by any of the Reporting Persons. All such transactions were sales effected in the open market.

Date	Shares	Price Per Share($)
10/14/2008	(16,100)	11.1898
10/15/2008	(98,000)	9.5003
10/15/2008	(900)	9.6822
10/15/2008	(200)	9.6875
10/15/2008	(3,600)	9.6721
10/16/2008	(600)	11.6117
10/16/2008	(400)	11.5675
10/16/2008	(6,100)	11.591
10/20/2008	(800)	11.38
10/21/2008	(300)	11.43
10/21/2008	(200)	11.4
10/22/2008	(76,700)	10.1031
10/22/2008	(100)	10.02
10/23/2008	(14,700)	9.85
10/23/2008	(21,752)	9.7
10/24/2008	(8,800)	9.4912
10/24/2008	(2,400)	9.4188

(d) Other than the Funds which directly hold the Common Stock, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. As of October 24, 2008, each of the following Funds holds in its respective accounts shares representing more than five percent of the outstanding Common Stock:

GoldenTree Credit Opportunities Master Fund, Ltd.: 9.1%

GoldenTree Master Fund, Ltd.: 11.71%

Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2008

By:	/s/ Steven A. Tananbaum
Steven A. Tananbaum, individually and as senior managing member of GoldenTree Asset Management LLC for itself and as the general partner of GoldenTree Asset Management LP